UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                             Smithfield Foods, Inc.
 ------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.50 par value
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  832248 95 9
 ------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Mark Roberts
                                 P.O. Box 1087
                              Rose Hill, NC 28458
 ------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 June 30, 2004
 ------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                 SCHEDULE 13D


CUSIP No. 832248 95 9                                         Page 2 of 20 Pages

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON

      WENDELL H. MURPHY
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [_]
                                                                        (b) [X]

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
      OO

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [_]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      UNITED STATES OF AMERICA

--------------------------------------------------------------------------------
                    7   SOLE VOTING POWER
                        4,772,167
     NUMBER OF
      SHARES        ------------------------------------------------------------
    BENEFICIALLY    8   SHARED VOTING POWER
     OWNED BY           0
       EACH
     REPORTING      ------------------------------------------------------------
      PERSON        9   SOLE DISPOSITIVE POWER
       WITH             3,911,389

                    ------------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER
                        0

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,772,167

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      4.3%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      IN

--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


CUSIP No. 832248 95 9                                         Page 3 of 20 Pages

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON

      HARRY D. MURPHY
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [_]
                                                                        (b) [X]

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
      OO

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [_]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      UNITED STATES OF AMERICA

--------------------------------------------------------------------------------
                    7   SOLE VOTING POWER
                        1,486,942
     NUMBER OF
      SHARES        ------------------------------------------------------------
    BENEFICIALLY    8   SHARED VOTING POWER
     OWNED BY           0
       EACH
     REPORTING      ------------------------------------------------------------
      PERSON        9   SOLE DISPOSITIVE POWER
       WITH             1,127,409

                    ------------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER
                        0

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,486,942

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.3%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      IN

--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


CUSIP No. 832248 95 9                                         Page 4 of 20 Pages

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON

      JOYCE MURPHY MINCHEW
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [_]
                                                                        (b) [X]

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
      OO

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [_]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      UNITED STATES OF AMERICA

--------------------------------------------------------------------------------
                    7   SOLE VOTING POWER
                        1,631,527
     NUMBER OF
      SHARES        ------------------------------------------------------------
    BENEFICIALLY    8   SHARED VOTING POWER
     OWNED BY           0
       EACH
     REPORTING      ------------------------------------------------------------
      PERSON        9   SOLE DISPOSITIVE POWER
       WITH             1,339,833

                    ------------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER
                        0

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,631,527

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.5%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      IN

--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


CUSIP No. 832248 95 9                                         Page 5 of 20 Pages

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON

      WENDELL H. MURPHY, JR.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [_]
                                                                        (b) [X]

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
      OO

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [_]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      UNITED STATES OF AMERICA

--------------------------------------------------------------------------------
                    7   SOLE VOTING POWER
                        5,155,928
     NUMBER OF
      SHARES        ------------------------------------------------------------
    BENEFICIALLY    8   SHARED VOTING POWER
     OWNED BY           0
       EACH
     REPORTING      ------------------------------------------------------------
      PERSON        9   SOLE DISPOSITIVE POWER
       WITH             3,734,505

                    ------------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER
                        0

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      5,155,928

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      4.6%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      IN

--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


CUSIP No. 832248 95 9                                         Page 6 of 20 Pages

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON

      WENDY MURPHY CRUMPLER
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [_]
                                                                        (b) [X]

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
      OO

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [_]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      UNITED STATES OF AMERICA

--------------------------------------------------------------------------------
                    7   SOLE VOTING POWER
                        955,256
     NUMBER OF
      SHARES        ------------------------------------------------------------
    BENEFICIALLY    8   SHARED VOTING POWER
     OWNED BY           0
       EACH
     REPORTING      ------------------------------------------------------------
      PERSON        9   SOLE DISPOSITIVE POWER
       WITH             750,133

                    ------------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER
                        0

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      955,256

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.9%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      IN

--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


CUSIP No. 832248 95 9                                         Page 7 of 20 Pages

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON

      STRATTON K. MURPHY
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [_]
                                                                        (b) [X]

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
      OO

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [_]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      UNITED STATES OF AMERICA

--------------------------------------------------------------------------------
                    7   SOLE VOTING POWER
                        848,295
     NUMBER OF
      SHARES        ------------------------------------------------------------
    BENEFICIALLY    8   SHARED VOTING POWER
     OWNED BY           0
       EACH
     REPORTING      ------------------------------------------------------------
      PERSON        9   SOLE DISPOSITIVE POWER
       WITH             665,824

                    ------------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER
                        0

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      848,295

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.8%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      IN

--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


CUSIP No. 832248 95 9                                         Page 8 of 20 Pages

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON

      MARC D. MURPHY
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [_]
                                                                        (b) [X]

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
      OO

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [_]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      UNITED STATES OF AMERICA

--------------------------------------------------------------------------------
                    7   SOLE VOTING POWER
                        848,295
     NUMBER OF
      SHARES        ------------------------------------------------------------
    BENEFICIALLY    8   SHARED VOTING POWER
     OWNED BY           0
       EACH
     REPORTING      ------------------------------------------------------------
      PERSON        9   SOLE DISPOSITIVE POWER
       WITH             665,824

                    ------------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER
                        0

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      848,295

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.8%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      IN

--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


CUSIP No. 832248 95 9                                         Page 9 of 20 Pages

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON

      ANGELA NORMAN BROWN
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [_]
                                                                        (b) [X]

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
      OO

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [_]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      UNITED STATES OF AMERICA

--------------------------------------------------------------------------------
                    7   SOLE VOTING POWER
                        525,006
     NUMBER OF
      SHARES        ------------------------------------------------------------
    BENEFICIALLY    8   SHARED VOTING POWER
     OWNED BY           0
       EACH
     REPORTING      ------------------------------------------------------------
      PERSON        9   SOLE DISPOSITIVE POWER
       WITH             412,221

                    ------------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER
                        0

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      525,006

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.5%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      IN

--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 832248 95 9                                        Page 10 of 20 Pages

            This Amendment No. 3 to Schedule 13D relating to the common stock (the "Smithfield Common Stock") of Smithfield Foods, Inc., a Virginia corporation ("Smithfield"), is being filed on behalf of Wendell H. Murphy, Harry
D. Murphy, Joyce Murphy Minchew, Wendell H. Murphy, Jr., Wendy Murphy Crumpler, Stratton K. Murphy, Marc D. Murphy and Angela Norman Brown (each, a "Reporting Person" and, collectively, the "Reporting Persons"), to amend the Schedule 13D which was originally filed with the with the Securities and Exchange Commission (the "Commission") on August 31, 2001 (the "Schedule 13D"), as amended by Amendment No. 1 to the Schedule 13D filed with the Commission on November 7, 2001 and Amendment No. 2 to the Schedule 13D filed with the Commission on October 23, 2003. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings set forth in the Schedule 13D.


ITEM 5      INTEREST IN SECURITIES OF THE ISSUER

            Item 5 is hereby amended by adding the following information:

            The Reporting Persons previously reported that they beneficially owned 575,972 Additional Acquisition Shares allocated to the Reporting Persons as follows:

                                           NUMBER OF ADDITIONAL ACQUISITION
            REPORTING PERSON                      SHARES ATTRIBUTED
            ----------------                      -----------------

            Wendell H. Murphy                          208,968
            Harry D. Murphy                             38,092
            Joyce Murphy Minchew                        76,318
            Wendell H. Murphy, Jr.                     145,621
            Wendy Murphy Crumpler                       43,748
            Stratton K. Murphy                          19,970
            Marc D. Murphy                              19,970
            Angela Norman Brown                         23,285
            TOTAL                                      575,972

            As of the date of this filing, Smithfield has not issued the 575,972 Additional Acquisition Shares previously reported. At this time, Smithfield has not irrevocably committed to transfer any additional shares. The Reporting Persons do not know the exact amount to be distributed or the exact date when such distribution will occur. The number of shares of Smithfield Common Stock listed to the right of the Reporting Person's name above has been deducted from the number of shares of Smithfield Common Stock deemed beneficially owned by such Reporting Person.


GIFT OF SHARES HELD BY MURFAM:

            On December 12, 2003, Murfam donated 208 shares of Smithfield Common Stock to a charitable entity. Murfam received no consideration for the donated shares. Upon the disposition, Murfam no longer beneficially owns any Smithfield Common Stock. As a result of the disposition, each Reporting Person's beneficial ownership was reduced by the number of shares reflected in the following table:

CUSIP No. 832248 95 9                                        Page 11 of 20 Pages


                                            NUMBER OF SHARES OF SMITHFIELD
            REPORTING PERSON                         COMMON STOCK
            ----------------                         ------------

            Wendell H. Murphy                               73
            Harry D. Murphy                                 17
            Joyce Murphy Minchew                            26
            Wendell H. Murphy, Jr.                          51
            Wendy Murphy Crumpler                           15
            Stratton K. Murphy                               9
            Marc D. Murphy                                   9
            Angela Norman Brown                              8
            TOTAL                                          208


TRUST TRANSFERS:

            On March 16, 2004, each of Harry D. Murphy, Stratton K. Murphy and Marc D. Murphy transferred the shares of Smithfield Common Stock indicated below to an irrevocable trust, for no consideration. In each case, the trustees of the trust are independent third parties. The beneficiaries of the trusts are members of the settlors' family.

            - Harry D. Murphy transferred 13,960 shares of Smithfield Common Stock to each of HDM / SKM Legacy Trust and HDM / MDM Legacy Trust.

            - Stratton K. Murphy transferred 33,300 shares of Smithfield Common Stock to SKM Legacy Trust.

            - Marc D. Murphy transferred 33,300 shares of Smithfield Common Stock to MDM Legacy Trust.

            As a result of these transfers, Harry D. Murphy, Stratton K. Murphy and Marc D. Murphy no longer have voting or investment power over the shares of Smithfield Common Stock transferred to the trusts and as a result, are no longer deemed to have beneficial ownership over such shares.

LIMITED LIABILITY COMPANY TRANSFERS:

            On March 16, 2004, each of Harry D. Murphy, Stratton K. Murphy and Marc D. Murphy transferred the shares of Smithfield Common Stock indicated below to limited liability companies directly or indirectly wholly owned by such Reporting Person for the consideration described below.

            - Harry D. Murphy transferred 372,080 shares of Smithfield Common Stock to HDM Legacy LLC and 500,000 shares of Smithfield Common Stock to each of HDM / MDM Legacy LLC and HDM / SKM Legacy LLC in exchange for all of the limited liability company interests of HDM Legacy LLC (which included both Class A and Class B limited liability company interests). HDM / MDM Legacy LLC and HDM / SKM Legacy LLC are wholly owned by HDM Legacy LLC.

            - Stratton K. Murphy transferred 266,700 shares of Smithfield Common Stock to SKM Legacy LLC in exchange for all of the limited liability company interests of SKM Legacy, LLC (which included both Class A and Class B limited liability company interests).

CUSIP No. 832248 95 9                                        Page 12 of 20 Pages

            - Marc D. Murphy transferred 266,700 shares of Smithfield Common Stock to MDM Legacy LLC in exchange for all of the limited liability company interests of MDM Legacy LLC (which included both Class A and Class B limited liability company interests).

            Under each of the limited liability company agreements, the Class A interests give Harry D. Murphy, Stratton K. Murphy and Marc D. Murphy voting power over the interests of the limited liability company and the power to change the manager of the respective limited liability company. The Class A interests have 1% of the economic interests in the assets of the respective limited liability company. The Class B interests possess 99% of the economic interest of the assets held in the respective limited liability companies. HMC Legacy LLC, SKM Legacy LLC and MDM Legacy LLC are each manager-managed by Wendell H. Murphy, Jr. As manager of the limited liability companies, Wendell H. Murphy, Jr. has voting and dispositive power over the assets of the limited liability companies, including the shares of Smithfield Common Stock owned directly or indirectly by such limited liability company. Wendell H. Murphy, Jr. has no pecuniary interest in the shares of Smithfield Common Stock held by the limited liability companies. As a result of these transfers, Wendell H. Murphy, Jr. may be deemed to be the beneficial owner of an aggregate 1,905,480 shares of Smithfield Common Stock, and Harry D. Murphy, Stratton K. Murphy and Marc D. Murphy are no longer deemed to have beneficial ownership of these shares of Smithfield Common Stock.

            On March 19, 2004, each of Harry D. Murphy, Stratton K. Murphy and Marc D. Murphy transferred 100%, subject to subsequent adjustment, of the Class B limited liability company interests he held in the above limited liability companies to various family trusts in exchange for promissory notes of the trusts. The family trusts to which the Class B interests were transferred have the right to receive the dividends from, and the proceeds of the sale of the shares of Smithfield Common Stock held by the limited liability companies to the extent those dividends and proceeds represent 99% of the economic interest of the assets held in the respective limited liability companies.

PREPAID VARIABLE FORWARD CONTRACTS:

            On the dates set forth in the table below, the "Forward Contract Date," each of the Reporting Persons (1) entered into a prepaid variable forward contract ("Forward Contract") with an unaffiliated third party buyer pursuant to a Master Agreement (the "Master Agreement"), dated on the respective dates set forth in the table below, "the Master Agreement Date." Pursuant to the Master Agreement, each Reporting Person received cash shortly after the Forward Contract Date in exchange for the obligation to deliver a number of shares of Smithfield Common Stock on a date in the future, the "Delivery Date," (or on an earlier date if the Forward Contract is terminated early) pursuant to the following formula. Each Reporting Person also pledged the number of shares of Smithfield Common Stock indicated in the table below under the column "Shares Subject to Forward Contact" (as to each Reporting Person, the "Number of Forward Contract Shares") on the Forward Contract Date to secure his or her obligations under the Forward Contract.

            (i) if the price of Smithfield Common Stock on the respective Delivery Date (2) (the "Settlement Value") is less than or equal to the floor price (the "Floor Price"), the Reporting Person must deliver the Number of Forward Contract Shares;

-------------------------------------

(1) The Forward Contracts dated March 22, 2004, were entered into by HDM Legacy LLC, SKM Legacy LLC and MDM Legacy LLC. As noted previously in this Amendment No. 3 to Schedule 13D, Wendell H. Murphy, Jr. has the voting and dispositive power over the shares of Smithfield Common Stock held by these limited liability companies. As a result, the entering into of the Forward Contacts by these limited liability companies and the effect on the dispositive power over the shares therein is attributed to Wendell H. Murphy, Jr.

(2) For the Forward Contracts dated March 22, 2004, this price is the closing price on the Delivery Date. For the Forward Contracts dated June 30, 2004, this price is the volume weighted average price per share as displayed on Bloomberg Page "AQR" for Smithfield on each of the 10 business days prior to and including the Delivery Date.

CUSIP No. 832248 95 9                                        Page 13 of 20 Pages


            (ii) if the Settlement Value is less than or equal to the cap price (the "Cap Price"), but greater than the Floor Price, then the Reporting Person must deliver a number of shares equal to the Number of Forward Contract Shares times the Floor Price divided by the Settlement Value;

            (iii) if the Settlement Value is greater than the Cap Price, then the Reporting Person must deliver a number of shares equal to the Number of Forward Contract Shares times the sum of the Floor Price and the amount by which the Settlement Value exceeds the Cap Price divided by the Settlement Value.

            For the Forward Contracts dated June 30, 2004, the number of shares to be delivered on the Delivery Date is calculated with the above formula on each of the 10 business days prior to and including the Delivery Date. Following are the prices for each Forward Contract as they relate to the above formula:

      FORWARD CONTRACT DATE        FLOOR PRICE        CAP PRICE
      ---------------------        -----------        ---------
      3/22/2004                    $25.86             $33.62
      6/30/2004 (a)                $29.62             $35.54
      6/30/2004 (b)                $29.62             $38.50

            Alternatively, each Reporting Person has the option to settle the Forward Contract for cash. Unless there is a default under the Master Agreement, each Reporting Person retains all voting rights with respect to the shares of Smithfield Common Stock pledged by such Reporting Person until such shares are delivered in settlement of the Master Agreement. The unaffiliated third party buyer is entitled to any dividends received by the Reporting Persons on the Number of Forward Contract Shares. The Forward Contracts are subject to early termination upon the occurrence of certain events.

            In addition to the Number of Forward Contract Shares subject to the Forward Contract the following table also sets forth the amount of the cash payment received by each Reporting Person pursuant to the respective Forward Contract.

CUSIP No. 832248 95 9                                        Page 14 of 20 Pages


                          FORWARD      MASTER                SHARES SUBJECT
                          CONTRACT    AGREEMENT   DELIVERY     TO FORWARD        CASH
REPORTING PERSON (3)        DATE         DATE       DATE        CONTRACT       RECEIVED
----------------          ---------   ---------   ---------  --------------   ----------
HDM Legacy LLC            3/22/2004   3/15/2004   3/22/2007       359,533     $8,093,088
SKM Legacy LLC            3/22/2004   3/15/2004   3/22/2007       182,471     $4,107,422
MDM Legacy LLC            3/22/2004   3/15/2004   3/22/2007       182,471     $4,107,422
Wendell H. Murphy         6/30/2004   6/19/2003    7/2/2007       287,860     $7,588,226
Joyce Murphy Minchew      6/30/2004   6/19/2003    7/2/2007        95,767     $2,524,497
Wendell H. Murphy, Jr.    6/30/2004   6/19/2003    7/2/2007       275,218     $7,254,972
Wendy Murphy Crumpler     6/30/2004   6/19/2003    7/2/2007        80,798     $2,129,902
Angela Norman Brown       6/30/2004   6/19/2003    7/2/2007        44,439     $1,171,449
Wendell H. Murphy         6/30/2004   6/19/2003   6/30/2009       155,002     $3,913,359
Joyce Murphy Minchew      6/30/2004   6/19/2003   6/30/2009        51,567     $1,301,920
Wendell H. Murphy, Jr.    6/30/2004   6/19/2003   6/30/2009       148,194     $3,741,476
Wendy Murphy Crumpler     6/30/2004   6/19/2003   6/30/2009        43,506     $1,098,403
Angela Norman Brown       6/30/2004   6/19/2003   6/30/2009        23,928       $604,114
TOTAL                                                           1,930,754    $47,636,250

            Although the Reporting Persons have entered into the Forward Contracts and have pledged the shares of the Smithfield Common Stock listed above under the column "Shares Subject to Forward Contract," the Reporting Persons have retained all voting rights with respect to these shares and accordingly continue to be deemed the beneficial owners of such shares. As a result of the pledge of the shares, however, the Reporting Persons do not have dispositive power with respect to the pledged shares.

            Forms of the Forward Contracts and Master Agreements are included as Exhibits 1-4 to this Amendment No. 3 to Schedule 13D.(4)

-------------------------------------
(3) The Forward Contracts dated March 22, 2004, were entered into by HDM Legacy LLC, SKM Legacy LLC and MDM Legacy LLC. As described previously, the "Shares Subject to Forward Contract" is attributed to the beneficial ownership of Wendell H. Murphy, Jr.

(4) The Master Agreement referenced as Exhibit 4 herein was previously filed as
Exhibit 5 to Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on October 23, 2003.

CUSIP No. 832248 95 9                                        Page 15 of 20 Pages


OPEN MARKET SALES:

            On July 6, 7, 8, 9, 12 and 13, 2004, WHM-Sr. Legacy LLC and JM Legacy LLC sold shares of Smithfield Common Stock in transactions on the New York Stock Exchange (the "Open Market Sales"). As reported previously, Wendell
H. Murphy and Joyce Murphy Minchew have voting and dispositive power over the shares of Smithfield Common Stock held by WHM-Sr. Legacy LLC and JM Legacy LLC, respectively. The Open Market Sales are therefore attributable to Wendell H. Murphy and Joyce Murphy Minchew.

            The Open Market Sales of WHM-Sr. Legacy LLC are as follows:

    DATE OF SALE    NUMBER OF SHARES SOLD     PRICE PER SHARE     GROSS PROCEEDS
    ------------    ---------------------     ---------------     --------------
      7/6/2004              34,242                 $29.28          $1,002,606
      7/7/2004              40,000                 $29.45          $1,178,000
      7/7/2004                 500                 $29.44             $14,720
      7/7/2004               1,500                 $29.40             $44,100
      7/7/2004                 900                 $29.39             $26,451
      7/7/2004               2,500                 $29.36             $73,400
      7/7/2004               1,000                 $29.35             $29,350
      7/7/2004                 700                 $29.34             $20,538
      7/7/2004                 800                 $29.33             $23,464
      7/7/2004                 200                 $29.32              $5,864
      7/7/2004              20,000                 $29.30            $586,000
      7/7/2004               1,800                 $29.27             $52,686
      7/7/2004               1,300                 $29.26             $38,038
      7/7/2004              23,019                 $29.25            $673,306
      7/8/2004               3,300                 $29.43             $97,119
      7/8/2004               1,600                 $29.42             $47,072
      7/8/2004                 200                 $29.41              $5,882
      7/8/2004               1,700                 $29.40             $49,980
      7/8/2004               1,400                 $29.39             $41,146
      7/8/2004               2,800                 $29.38             $82,264
      7/8/2004                  20                 $29.37                $587
      7/9/2004              25,663                 $29.45            $755,775
     7/12/2004               5,000                 $29.12            $145,600
     7/13/2004                 400                 $29.10             $11,640
     7/13/2004                 200                 $29.09              $5,818
     7/13/2004                 300                 $29.07              $8,721
     7/13/2004               3,000                 $29.06             $87,180
     7/13/2004              20,500                 $29.05            $595,525
     7/13/2004                 600                 $29.04             $17,424
     7/13/2004              10,000                 $29.00            $290,000
     7/13/2004                 327                 $28.98              $9,476

        TOTAL              205,471                                 $6,019,732

            The Open Market Sales of Joyce Murphy Minchew are as follows:

    DATE OF SALE    NUMBER OF SHARES SOLD     PRICE PER SHARE     GROSS PROCEEDS
    ------------    ---------------------     ---------------     --------------
      7/6/2004              12,458                 $29.28            $364,770
      7/7/2004              30,381                 $29.25            $888,644
      7/7/2004               3,900                 $29.24            $114,036
      7/8/2004                 480                 $29.37             $14,098
      7/8/2004               1,000                 $29.36             $29,360
      7/8/2004               2,529                 $29.35             $74,226
      7/9/2004               9,337                 $29.45            $275,442
     7/12/2004               5,000                 $29.12            $145,600
     7/13/2004               4,673                 $28.98            $135,424
     7/13/2004               5,000                 $28.96            $144,800

        TOTAL               74,758                                 $2,186,400

CUSIP No. 832248 95 9                                        Page 16 of 20 Pages


CURRENT BENEFICIAL OWNERSHIP OF THE REPORTING PERSONS:

            As of the date of this Amendment, the Reporting Persons beneficially own an aggregate of 16,223,416 shares of Smithfield Common Stock. The shares beneficially owned by the Reporting Persons represent approximately 14.7% of the 110,951,331 shares of Smithfield Common Stock outstanding on March 10, 2004, as set forth in the Form 10-Q of Smithfield filed on March 17, 2004. The number of shares of Smithfield Common Stock beneficially owned by each Reporting Person is as follows:


                                  TOTAL NUMBER OF       PERCENTAGE OF
                                       SHARES            OUTSTANDING
REPORTING PERSON                 BENEFICIALLY OWNED     COMMON STOCK
----------------                 ------------------     ------------

Wendell H. Murphy                    4,772,167               4.3%
Harry D. Murphy                      1,486,942               1.3%
Joyce Murphy Minchew                 1,631,527               1.5%
Wendell H. Murphy, Jr.               5,155,928               4.6%
Wendy Murphy Crumpler                  955,256               0.9%
Stratton K. Murphy                     848,295               0.8%
Marc D. Murphy                         848,295               0.8%
Angela Norman Brown                    525,006               0.5%
                                     -----------            -----
TOTAL                               16,223,416              14.7%

            Each Reporting Person has sole voting and dispositive power over those shares of Smithfield Common Stock beneficially owned by such Reporting Person and not pledged pursuant to the Forward Contracts and each Reporting Person has sole voting power (but no dispositive power) over those shares of Smithfield Common Stock beneficially owned by such Reporting Person pledged pursuant to the Forward Contracts, as follows:

                                   SOLE VOTING AND
REPORTING PERSON                  DISPOSITIVE POWER   SOLE VOTING POWER
----------------                  -----------------   -----------------

Wendell H. Murphy                     3,911,389             860,778
Harry D. Murphy                       1,127,409             359,533
Joyce Murphy Minchew                  1,339,833             291,694
Wendell H. Murphy, Jr.                3,734,505           1,421,423
Wendy Murphy Crumpler                   750,133             205,123
Stratton K. Murphy                      665,824             182,471
Marc D. Murphy                          665,824             182,471
Angela Norman Brown                     412,221             112,785
TOTAL                                12,607,138           3,616,278

            The Reporting Persons do not have shared voting or dispositive power over any shares of Smithfield Common Stock.

CUSIP No. 832248 95 9                                        Page 17 of 20 Pages


ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            Item 6 is hereby amended by adding the following information:

            Each of the Reporting Persons entered into the Forward Contracts described in Item 5 above pursuant to which they pledged the Number of Forward Contract Shares indicated above.

ITEM 7      MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Form of Trade Confirmation dated March 22, 2004 from Merrill Lynch, Pierce, Fenner & Smith Incorporated to each of Harry D. Murphy, Stratton K. Murphy and Marc D Murphy.

Exhibit 2 Form of ISDA Master Agreement dated March 15, 2004 between Merrill Lynch, Pierce, Fenner & Smith Incorporated and each of Harry D. Murphy, Stratton K. Murphy and Marc D. Murphy.

Exhibit 3 Form of Variable Prepaid Forward Confirmation dated June 30, 2004 from Credit Suisse First Boston Capital LLC to each of Wendell H. Murphy, Joyce Murphy Minchew, Wendell H. Murphy, Jr., Wendy Murphy Crumpler and Angela Norman Brown.

Exhibit 4 Form of Variable Prepaid Forward Agreement dated June 19, 2003 between Credit Suisse First Boston Capital LLC and each of Wendell
            H. Murphy, Wendell H. Murphy, Jr., Wendy Murphy Crumpler, Joyce Murphy Minchew and Angela Norman Brown.*

Exhibit 5 Joint Filing Agreement dated July 13, 2004 among Wendell H. Murphy, Harry D. Murphy, Joyce Murphy Minchew, Wendell H. Murphy, Jr., Wendy Murphy Crumpler, Stratton K. Murphy, Marc D. Murphy and Angela Norman Brown.


* Previously filed as Exhibit 5 to Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on October 23, 2003.

CUSIP No. 832248 95 9                                        Page 18 of 20 Pages


                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule 13D is true, complete and correct.

Date: July 13, 2004


Wendell H. Murphy

/s/ Mark Roberts
------------------------------
Mark Roberts
Attorney-in-Fact

Harry D. Murphy

/s/ Mark Roberts
------------------------------
Mark Roberts
Attorney-in-Fact

Joyce Murphy Minchew

/s/ Mark Roberts
------------------------------
Mark Roberts
Attorney-in-Fact

Wendell H. Murphy, Jr.

/s/ Mark Roberts
------------------------------
Mark Roberts
Attorney-in-Fact

Wendy Murphy Crumpler

/s/ Mark Roberts
------------------------------
Mark Roberts
Attorney-in-Fact

Stratton K. Murphy

/s/ Mark Roberts
------------------------------
Mark Roberts
Attorney-in-Fact

CUSIP No. 832248 95 9                                        Page 19 of 20 Pages


Marc D. Murphy

/s/ Mark Roberts
------------------------------
Mark Roberts
Attorney-in-Fact

Angela Norman Brown

/s/ Mark Roberts
------------------------------
Mark Roberts
Attorney-in-Fact

CUSIP No. 832248 95 9                                        Page 20 of 20 Pages


                                 EXHIBIT INDEX

Exhibit     Description

1 Form of Trade Confirmation dated March 22, 2004 from Merrill Lynch, Pierce, Fenner & Smith Incorporated to each of Harry D. Murphy, Stratton K. Murphy and Marc D Murphy.

2 Form of ISDA Master Agreement dated March 15, 2004 between Merrill Lynch, Pierce, Fenner & Smith Incorporated and each of Harry D. Murphy, Stratton K. Murphy and Marc D. Murphy.

3 Form of Variable Prepaid Forward Confirmation dated June 30, 2004 from Credit Suisse First Boston Capital LLC to each of Wendell H. Murphy, Joyce Murphy Minchew, Wendell H. Murphy, Jr., Wendy Murphy Crumpler and Angela Norman Brown.

4 Form of Variable Prepaid Forward Agreement dated June 19, 2003 between Credit Suisse First Boston Capital LLC and each of Wendell
            H. Murphy, Wendell H. Murphy, Jr., Wendy Murphy Crumpler, Joyce Murphy Minchew and Angela Norman Brown.*

5 Joint Filing Agreement dated July 13, 2004 among Wendell H. Murphy, Harry D. Murphy, Joyce Murphy Minchew, Wendell H. Murphy, Jr., Wendy Murphy Crumpler, Stratton K. Murphy, Marc D. Murphy, and Angela Norman Brown.


* Previously filed as Exhibit 5 to Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on October 23, 2003.